FORGE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION AS OF
December 31, 2024

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT

(Pursuant to Rule 17A-5(e)(3) under the Securities Exchange Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66846

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Forge Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
4 Embarcadero Center, Suite 1500
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandra Flaviani	**650 265 2562**	sandra.flaviani@forgeglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

560 Mission St, Suite 1600	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

October 30, 2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Phillips, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forge Securities LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title: President

State of California
County of San Francisco

Sworn to before me on this 7th day of March 2025.

See California Jurat attached

_____
Notary Public

This filing contains (check all applicable boxes):**

x (a) Statement of financial condition.

x (b) Notes to consolidated statement of financial condition.

   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

   (d) Statement of cash flows.

   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

   (f) Statement of changes in liabilities subordinated to claims of creditors.

   (g) Notes to consolidated financial statements.

   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (t) Independent public accountant's report based on an examination of the statement of financial condition.

   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that 95 no material inadequacies exist, under 17 CFR 240.17a-12(k).

   (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 7th day of March, 2025, by Jennifer Phillips,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[illegible]NNIE NGIRCHEMAT
Notary Public - California
San Mateo County
Commission # 2503[illegible]09
My Comm. Expires Oct [illegible]

(Seal) Signature [signature]



Ernst & Young LLP
560 Mission Street, Suite 1600
San Francisco, CA 94105

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

To Those Charged with Governance and the Member of Forge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forge Securities LLC (the "Company") as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.

March 7, 2025

Forge Securities LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	25,406,261
Commissions receivable, net		1,629,450
Other assets		279,055
Total Assets	$	27,314,766
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates	$	10,138,153
Accrued expenses and other liabilities		408,657
Total Liabilities		10,546,810
Member's equity		16,767,956
Total Liabilities and Member's Equity	$	27,314,766

See Accompanying Notes to the Financial Statement

Forge Securities LLC
Notes to Financial Statement
December 31, 2024

1. ORGANIZATION AND NATURE OF OPERATIONS

Forge Securities LLC, (the "Company") is a wholly-owned subsidiary of Forge Financial Holdings, Inc., (the "Parent") which is a wholly-owned subsidiary of Forge Global Inc.("Forge"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and an alternative trading system ("ATS") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Segment Information

The Company is engaged in a single line of business as a securities broker-dealer and ATS, offering clients services related to private securities transactions. The Company's chief operating decision maker, ("CODM") is its President and Executive Vice President, Head of Global Capital Markets, who uses net income for purposes of making operating decisions, allocating resources and evaluating the financial performance of the business, predominantly as part of the forecasting process. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make dividends. See Note 6, Regulatory Requirements, for additional information. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described below. assets, revenues and expenses provided to the CODM are consistent with those presented in the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Such management estimates include, but are not limited to, the collectability of commissions receivable. These estimates are inherently subjective in nature and, therefore, actual results may differ from the Company's estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist primarily of bank deposit accounts and investments in money market mutual funds.

Commissions receivable, Net

Commissions receivable consist of amounts billed and currently due from customers, which are subject to collection risk. The Company estimates credit losses using an aging method, disaggregated based on customer characteristics. The allowance is based on several factors, including continuous assessments of risk characteristics, customer specific events that may impact its ability to meet its financial obligations and other reasonable and supportable economic characteristics. Commissions receivable are written-off against the allowance for credit losses when collection efforts cease. The allowance for credit losses netted against commissions receivable in the statement of financial condition was $265,449 as of December 31, 2024. See Note 3, Commissions receivable, net for additional information.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk primarily comprise cash and cash equivalents and commissions receivable. Cash and cash equivalents may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. The Company performs periodic evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents to date.

The Company's exposure to credit risk associated with its contracts with holders of private company securities ("sellers") and investors ("buyers") (sellers and buyers collectively "counterparty", "customer" or "client") related to the transfer of private securities is measured on an individual counterparty basis. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, the Company's exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2024, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

As of December 31, 2024, one customer accounted for 26% of the Company's commission receivable. No customer accounted for more than 10% of commission revenue, for the year ended December 31, 2024.

Revenue Recognition

The Company generates revenue from fees charged for the trading of private shares through its platform. The Company disaggregates revenue by service type, as management believes that this level of disaggregation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are impacted by economic factors. The Company recognizes revenue pursuant to Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for services. To achieve the core principle of this standard, the Company applies the following five steps:

- Identification of the contract, or contracts, with the customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of the revenue when, or as, a performance obligation is satisfied.

Revenue from Contracts with Customers

The Company enters into contracts with customers that can include various services, which are capable of being distinct and accounted for as separate performance obligations. When applicable, an allocation of the transaction fees to the performance obligations or to the distinct goods or services that form part of a single performance obligation will depend on the individual facts and circumstances of the contract.

Commissions revenue is from contracts with customers. The Company is the principal in its contracts. Contract assets represent amounts for which the Company has recognized revenue for contracts that have not yet been invoiced to our customers. The Company does not have any contract assets as of December 31, 2024.

The Company generates revenue through its private market platform, with volume-based fees sourced from institutions, individual investors and private equity holders. The Company earns agency commission revenue in non-underwritten transactions, such as private placements of equity securities. The Company enters into arrangements with individual accredited customers and institutions to execute private placements in the secondary market. Commission revenue is charged by the Company for meeting the point-in-time performance obligation of executing a private placement on its platform. Commission fee rates are individually negotiated for each transaction and vary depending on the specific facts and circumstance of each agreement. These fees are event-driven and invoiced upon the closing of the transaction outlined in each agreement. These fees may be expressed as a dollar amount per share, a flat dollar amount, or a percentage of the gross transaction proceeds. The Company will receive commission revenue on these transactions and believes that its trade execution performance obligation is completed upon the placement and consummation of a transaction and, as such, revenue is earned on the transaction date with no further obligation to the customer at that time. The Company acts as a principal in the contract and recognizes commission revenue upon execution of a trade.

Transaction-Based Expenses

Transaction-based expenses represent the fees incurred to support commission activities. These include, but are not limited to, external broker fees, referral fees and transfer fees related to placements provided to customers to facilitate transactions. External broker fees consist of broker partner agreements and client referral agreements in which the Company pays a third party for the introduction of individuals or entities who are interested in either purchasing or selling securities in a private placement transaction.

Income Taxes

The Company is treated as a disregarded entity for state and federal income tax purposes. No provision for income taxes is required by the Company.

Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or

liability in an orderly transaction between market participants on the measurement date. When developing fair value measurements, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurements. Three levels of inputs may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities, requiring certain assumptions and significant management judgment or estimation about the inputs a hypothetical market participant would use to value that asset or liability.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") to expand reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require that a public entity disclose, significant segment expenses that are regularly provided to an entity's chief operating decision maker, a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. ASU 2023-07 applies to entities with a single reportable segment. The Company is considered a public entity for purposes of ASU 2023-07. Annual disclosures are required for fiscal years beginning after December 15, 2023. The Company concluded the adoption of the standard did not have a material impact on its financial statement and related disclosures.

There have been no other recent accounting pronouncements, changes in accounting pronouncements or recently adopted accounting guidance during the year ended December 31, 2024 that are of significance or potential significance to the Company.

3. **COMMISSIONS RECEIVABLE, NET**

On December 31, 2024, the Company had $1,894,899 in commissions receivable with respect to completed transactions in private company shares due from transacting parties.

4. **FAIR VALUE MEASUREMENTS**

Financial instruments consist of cash and cash equivalents, commissions receivable, accrued expenses and other liabilities. Cash equivalents are stated at fair value on a recurring basis. Cash, commissions receivable, accrued expenses and other liabilities are stated at their carrying value, which approximates fair value due to the short time these financial instruments are held to the expected receipt or payment date. The Company classifies cash equivalents, including money market mutual funds, within Level 1 of the fair value of hierarchy because the Company values these investments using quoted market prices. As of December 31, 2024 the Company had $24,343,058 invested in money market mutual funds.

5. **RELATED PARTY TRANSACTIONS**

The Company is party to a services agreement, as amended, with Forge effective August 2021 (the "Services Agreement"). Under the Services Agreement, Forge provides certain services to the Company and allocates certain direct expenses to the Company.

Under the Services Agreement, Forge allocates to the Company a pro-rata amount of compensation and benefits of Forge personnel performing functions in support of the Company. Compensation and benefits of Company employees are paid by Forge and charged to the Company. The Company is also allocated certain general administrative, operational, legal and occupancy costs for services performed by Forge on behalf of the Company. Net cash is settled with Forge periodically throughout the year. As of December 31, 2024, the Company owed Forge $9,990,909 which is included in Due to affiliates on the statement of financial condition.

For the year ended December 31, 2024 the Company was allocated a non-cash charge of $3,204,408 for expenses incurred in conjunction with share-based compensation awards issued by Forge to Company employees.

An affiliate of the Company is an advisor ("Advisor") to Forge Investments LLC (the "Fund"). The Fund invests in the equity securities of certain private companies. During 2024, the Company facilitated transactions in private company securities and in membership interests in the Fund in which the Fund was the seller or buyer of such securities. For these transactions, the Company's commission earned was $5,959,205.

During the year, the Company also facilitated transactions with respect to the purchase of private company shares with an affiliated broker. For these transactions, the Company's commission earned was $37,524.

During the year the Company paid a license fee to an affiliate, Forge Data, LLC ("Data") for the Company's customers' access and use of the Data brokerage tools and services platform. The total paid during the year ended December 31, 2024 was $1,200,000.

6. **REGULATORY REQUIREMENTS**

The Company operates in a highly regulated environment and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) ("Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital,

both as defined, shall not exceed 15 to 1. The Company has elected to calculate minimum capital requirements using the basic method permitted by the Rule. Under the Rule, the Company may not repay subordinated borrowings if such payment would result in a net capital amount of less than 120 percent of the minimum dollar amount required. At December 31, 2024, the Company had net capital of $14,372,590 which was $13,845,056 in excess of its required net capital of $527,534. The Company's aggregate indebtedness to net capital ratio was 0.55 to 1.

7. **CONTINGENCIES AND OTHER REGULATORY MATTERS**

The Company may be subject to claims and lawsuits in the ordinary course of business, including arbitration, class actions and other litigation, some of which could include claims for substantial or unspecified damages. The Company may also be the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. The Company reviews these matters on an ongoing basis and provides disclosures and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If no amount within the range is considered a better estimate than any other amount, an accrual for losses is recorded based on the bottom amount of the range. The Company did not have any accrual for any loss contingency as of December 31, 2024. The Company monitors matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate.

8. **SUBSEQUENT EVENTS**

Subsequent to year end, the Company paid a dividend of $3,000,000 to its Parent.